Filed Pursuant to Rule 424(b)(3)

Registration No. 333-231722

Nuveen Enhanced High Yield Municipal Bond Fund (the “Fund”)

Supplement Dated January 30, 2025

To The Fund’s Prospectus Dated July 29, 2024

1.	The first six paragraphs appearing under the heading “Plan of Distribution” in the Prospectus are hereby deleted and replaced with the following:

Nuveen Securities (the “Distributor”), an affiliate of Nuveen Fund Advisors, is the principal underwriter and distributor of the Fund’s Common Shares pursuant to a distribution agreement (the “Distribution Agreement”) with the Fund. The Distributor, located at 333 West Wacker Drive, Chicago, Illinois 60606, is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (“FINRA”).

The Distributor acts as the distributor of Common Shares for the Fund on a best efforts basis pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Common Shares of the Fund.

Common Shares of the Fund are continuously offered through the Distributor. As discussed below, the Fund may authorize one or more intermediaries (e.g., broker-dealers and other financial firms) to receive purchase orders and redemption requests on its behalf. Such intermediaries are authorized to designate other intermediaries to receive purchase orders and repurchase requests on the Fund's behalf. The Fund will be deemed to have received a purchase order or redemption request when an authorized intermediary or, if applicable, an intermediary's authorized designee, receives the order or request. The Common Shares are offered at NAV per share calculated each business day, plus any applicable sales load. Please see “Net Asset Value” above.

The Fund and the Distributor have the sole right to accept orders to purchase Common Shares and reserve the right to reject any order in whole or in part.

No market currently exists for the Fund’s Common Shares. The Fund will not list its Common Shares for trading on any securities exchange. There is currently no secondary market for the Fund’s Common Shares and the Fund does not anticipate that a secondary market will develop for its Common Shares. Neither Nuveen Fund Advisors nor the Distributor intends to make a market in the Fund’s Common Shares.

2.	The information appearing under the heading “Plan of Distribution—Share Classes” in the Prospectus is hereby deleted and replaced with the following:

The Fund has adopted an Amended and Restated Multi-Class Plan in accordance with Rule 18f-3 under the 1940 Act (the “Multi-Class Plan”). Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 18f-3 as a condition of an exemptive order under the 1940 Act which permits it to have, among other things, a multi-class structure. Under the Multi-Class Plan, Common Shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, distribution, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class of Common Shares bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class.

Class I Common Shares, Class A1 Common Shares and Class A2 Common Shares of the Fund are offered in this Prospectus. Each share class represents an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for shareholder services or distribution, which allows you to choose the class that best fits your situation and eligibility requirements.

Class I Common Shares are available for purchase by clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services. Such clients may include individuals, corporations, endowments and foundations. Class I Common Shares are also available for purchase by family offices and their clients. A family office is a company that provides certain financial and other services to a high-net-worth family or families. Class I Common Shares are also available for purchase by the following categories of investors:

•	Certain bank or broker-affiliated trust departments.
•	Advisory accounts of Nuveen Fund Advisors and its affiliates.
•	Investors purchasing through a brokerage platform of a financial intermediary that has an agreement with Distributor to offer such shares solely when acting as an agent for such investors. Investors transacting through a financial intermediary’s brokerage platform may be required to pay a commission directly to the intermediary.
•	Current and former trustees/directors of any Nuveen Fund, and their immediate family members (as defined in the SAI).
•	Officers of Nuveen, LLC and its affiliates, and their immediate family members.
•	Full-time and retired employees of Nuveen, LLC and its affiliates, and their immediate family members.
•	Certain financial intermediary personnel, and their immediate family members.
•	Certain other institutional investors described in the SAI.

Class A1 Common Shares are primarily offered and sold to retail investors by broker-dealers which are members of FINRA and which have agreements with the Distributor, but may be available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts.

Class A2 Common Shares are primarily offered and sold to retail investors by broker-dealers which are members of FINRA and which have agreements with the Distributor, but may be available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts.

3.	The information appearing under the heading “Plan of Distribution—Investment Minimums” in the Prospectus is hereby deleted and replaced with the following:

Class I Common Shares. The following investment minimums apply for purchases of Class I Common Shares:

Initial Investment	Subsequent Investments
$100,000 per account	None

Class A1 Common Shares. The following investment minimums apply for purchases of Class A1 Common Shares:

Initial Investment	Subsequent Investments
$2,500 per account	$100

Class A2 Common Shares. The following investment minimums apply for purchases of Class A2 Common Shares:

Initial Investment	Subsequent Investments
$2,500 per account	$100

The initial investment minimums may be modified for certain financial firms that submit orders on behalf of their customers. The Fund or the Distributor may lower or waive the minimum initial investment for certain categories of investors at their discretion.

Class I Common Shares are available for purchase at a modified minimum investment amount by clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services. Such clients may include individuals, corporations, endowments and foundations. The minimum initial investment for such clients is $100,000, but this minimum will be lowered to $25,000 for clients of financial intermediaries that have accounts holding Class I Common Shares with an aggregate value of at least $100,000. The Distributor may also lower the minimum to $25,000 for clients of financial intermediaries anticipated to reach this Class I Common Shares holdings level.

Additionally, Class I Common Shares are also available for purchase by family offices and their clients. A family office is a company that provides certain financial and other services to a high-net-worth family or families. The minimum initial investment for family offices and their clients is $100,000, but this minimum will be lowered to $25,000 for clients of family offices that have accounts holding Class I Common Shares with an aggregate value of at least $100,000.

Class I Common Shares also are available for purchase, with no minimum initial investment, by certain other categories of investors, including members of the Board of Trustees of the Fund and certain employees of Nuveen, LLC, its affiliates and extended family members of such individuals, as described in the “Purchase of Class I Common Shares by Eligible Investors” section in the SAI.

•	Additional Investments. You may make additional purchases of Common Shares by contacting your investment professional or financial intermediary. If you have direct account privileges with the Fund, you may make additional purchases by sending a mailing as outlined above. You may obtain a Subscription Request Form online at nuveen.com or by calling (833) 688-3368. If you invest through a broker-dealer, contact your financial firm for information on purchasing additional Class I Common Shares.

•	Other Purchase Information. Purchases of Class I Common Shares will be made in full and fractional shares.

The Fund and the Distributor each reserves the right, in its sole discretion, to suspend the offering of shares of the Fund or to reject any purchase order, in whole or in part, when, in the judgment of management, such suspension or rejection is in the best interests of the Fund.

In the interest of economy and convenience, certificates for shares will not be issued.

PLEASE KEEP THIS WITH YOUR

FUND’S PROSPECTUS FOR FUTURE REFERENCE

RGN-HYIFP-0125P

Nuveen Enhanced High Yield Municipal Bond Fund (the “Fund”)

Supplement Dated January 30, 2025

To The Fund’s
Statement of Additional Information (“SAI”) Dated July 29, 2024

The information appearing under the heading “PURCHASE OF CLASS I COMMON SHARES BY ELIGIBLE INVESTORS” in the SAI is hereby deleted and replaced with the following:

Class I Common Shares are available for purchase by eligible investors. The minimum initial investment for Class I Common Shares is $100,000 per account, except that the minimum investment amount may be modified for eligible investors, including certain financial firms that submit orders on behalf of their customers, members of the Board of Trustees of the Fund and certain employees of Nuveen, LLC (“Nuveen”), its affiliates and extended family members of such individuals.

Class I Common Shares are available for purchase at a modified minimum investment amount by clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services. Such clients may include individuals, corporations, endowments and foundations. The minimum initial investment for such clients is $100,000, but this minimum will be lowered to $25,000 for clients of financial intermediaries that have accounts holding Class I Common Shares with an aggregate value of at least $100,000. The Distributor may also lower the minimum to $25,000 for clients of financial intermediaries anticipated to reach this Class I Common Shares holdings level.

Class I Common Shares are also available for purchase by family offices and their clients. A family office is a company that provides certain financial and other services to a high-net-worth family or families. The minimum initial investment for family offices and their clients is $100,000, but this minimum will be lowered to $25,000 for clients of family offices that have accounts holding Class I Common Shares with an aggregate value of at least $100,000. The Distributor may also lower the minimum to $25,000 for clients of family offices anticipated to reach this Class I Common Shares holdings level.

Class I Common Shares also are available for purchase, with no minimum initial investment, by the following categories of investors:

•	bank or broker-affiliated trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, advisory, custodial or similar capacity;
•	advisory accounts of Nuveen Fund Advisors and its affiliates, including other Nuveen Mutual and Closed-End Funds whose investment policies permit investments in other investment companies;
•	investors purchasing through a brokerage platform of a financial intermediary that has an agreement with the Distributor to offer such shares solely when acting as an agent for such investors. Investors transacting through a financial intermediary’s brokerage platform may be required to pay a commission directly to the intermediary;
•	any registered investment company that is not affiliated with the Nuveen funds and which invests in securities of other investment companies;
•	any plan organized under section 529 under the Code (i.e., a 529 plan);
•	current and former trustees/directors of any Nuveen fund, and their immediate family members (“immediate family members” are defined as spouses or domestic partners, parents, children, grandparents, grandchildren, parents-in-law, sons-in-law and daughters-in-law, siblings, a sibling’s spouse and a spouse’s siblings);
•	officers of Nuveen and its affiliates, and their immediate family members;
•	full-time and retired employees of Nuveen and its affiliates, and their immediate family members, including any corporation, partnership, sole proprietorship or other business organization that is wholly owned by one or more of such persons; and
•	any person who, for at least the last 90 days, has been an officer, director or employee of any financial intermediary, and their immediate family members.

Holders of Class I Common Shares may purchase additional Class I Common Shares using dividends and capital gain distributions on their shares.

A financial intermediary through which you hold Class I Common Shares may have the authority under its account agreement to exchange your Class I Common Shares for another class of Common Shares having higher expenses than Class I Common Shares if you withdraw from or are no longer eligible for an intermediary’s fee-based program or under other circumstances. You may be subject to the sales charges and service and/or distribution fees applicable to the share class that you receive in such an exchange. You should contact your financial intermediary for more information about your eligibility to purchase Class I Common Shares and the class of Common Shares you would receive in an exchange if you no longer meet Class I Common Share eligibility requirements.

PLEASE KEEP THIS WITH YOUR

FUND’S SAI FOR FUTURE REFERENCE

RAI-HYIFS-0125P